UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Genprex Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

372446104

(CUSIP Number)

Compliance Officer

208 E. 10th, 4th Floor, Austin, TX 78201

(512) 463-4300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 29, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
  Rule 13d-1(b)
  Rule 13d-1(c)
[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 372446104	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Texas Treasury Safekeeping Trust Company (TTSTC) 74-2450863
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a)  (b) [X]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION TTSTC is organized under the laws of the State of Texas.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,235,219
	6.	SHARED VOTING POWER 00,000
	7.	SOLE DISPOSITIVE POWER 1,235,219
	8.	SHARED DISPOSITIVE POWER 00,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,235,219
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) 
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.48%
12.	TYPE OF REPORTING PERSON (see instructions) EP

CUSIP No. 000000000	13G

Item 1.

(a)	Name of Issuer Genprex, Inc.

(b)	Address of Issuer’s Principal Executive Offices 100 Congress Avenue, Suite 2000, Austin, Texas 78701

Item 2.

(a)	Name of Person Filing Texas Treasury Safekeeping Trust Company

(b)	Address of the Principal Office or, if none, residence 208 E. 10th, 4th Floor, Austin, Texas 78701

(c)	Citizenship TTSTC is organized under the laws of the State of Texas

(d)	Title of Class of Securities Common Stock, par value $0.001 per share

(e)	CUSIP Number 372446104

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)		Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)		Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)		Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)		An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)		An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)		A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)		A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)		A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)		Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,235,219

(b)	Percent of class: 9.48%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 1,235,219.

	(ii)	Shared power to vote or to direct the vote 00.00.

	(iii)	Sole power to dispose or to direct the disposition of 1,235,219.

	(iv)	Shared power to dispose or to direct the disposition of 00.00.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following     .

N/A.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

 N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 N/A

Item 8.  Identification and Classification of Members of the Group.

 N/A

Item 9.  Notice of Dissolution of Group.

 N/A

Item 10.  Certification.

N/A

CUSIP No. 372446104	13G

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

4/26/2018 Date

/s/ Spencer D. Brown Signature

Spencer D. Brown, Assistant General Counsel & Compliance Officer Name/Title